Exhibit 99.1

NEWS RELEASE

Endeavour Silver Drilling Continues to Intersect High Grade Silver-Gold Mineralization in V-Asuncion Area at the El Cubo Mine, Guanajuato, Mexico

Vancouver, Canada – September 30, 2014 - Endeavour Silver Corp. (NYSE: EXK, TSX: EDR) announces that exploration drilling along the V-Asuncion area at the El Cubo mine in Guanajuato State, Mexico continues to intersect high grade silver-gold mineralization.  The main mineralized zone now extends over 1,200 metres (m) in length by up to 450 m vertically, still open to some extent down dip.

Drilling highlights since April in the Villalpando and Asuncion veins include 200 grams per tonne (gpt) silver and 5.49 gpt gold (530 gpt silver equivalent (AgEq)) over 8.20 m true width (15.5 ounces per ton (opT) AgEq over 26.9 feet (ft)), in hole CAS-60, including 1,535 gpt silver and 36.70 gpt gold (3,737 gpt AgEq) over 0.40 m true width (109.0 opT AgEq over 1.3 ft).

Silver equivalents are calculated at a ratio of 60: 1 silver: gold.  Recent positive drill results are summarized in the following table:

Hole	Structure	From	True Width	Au	Ag	AgEq
		(m)	(m)	(gpt)	(gpt)	(gpt)
CAS-50	Villalpando	306.05	3.21	0.61	156	193
	Including	306.05	0.56	0.92	208	263
CAS-53	Villalpando	480.50	1.90	0.76	206	252
	Including	480.50	0.51	1.48	334	423
CAS-58	Villalpando	306.60	1.85	1.14	126	195
	Including	308.25	0.26	1.77	294	400
CAS-59	Villalpando	415.35	1.80	5.02	560	862
	Including	417.20	0.32	8.43	658	1164
CAS-60	Villalpando	451.70	8.20	5.49	200	530
	Including	452.10	0.40	36.70	1535	3737
CAS-61	Villalpando	500.80	4.10	5.41	399	723
	Including	506.10	0.42	19.55	1335	2508
CAS-63	Villalpando	253.55	4.57	0.91	170	225
	Including	255.65	0.43	2.62	456	613
CAS-64	Villalpando	294.35	3.44	2.15	235	365
	Including	298.45	0.20	19.70	793	1975
CAS-68	Villalpando	510.90	2.46	2.60	289	445
	Including	512.70	0.20	8.09	826	1311
CAS-74	Villalpando	302.25	1.63	0.32	185	204
	Including	302.25	0.27	0.69	831	872
CAS-76	Villalpando	373.75	2.60	1.12	131	198
	Including	373.75	0.69	2.58	111	266
CUDG-938	Asunción	115.90	1.71	1.76	64	169
	Including Villapando	115.90	0.53	5.28	181	498
CUDG-941	Villalpando	138.60	1.65	0.94	319	375
	Including	139.50	0.57	0.79	350	397
CUDG-942	Villalpando	177.50	1.70	0.92	255	310
	Including	177.50	0.26	3.47	784	992

CUDG-944	Asunción	122.85	1.74	2.31	49	188
	Including	122.85	0.66	3.09	32	217
CUDG-947	Villalpando	116.45	1.77	0.31	139	158
	Including	116.45	0.49	1.02	479	540
CUDG-949	Villalpando	129.60	3.38	2.32	409	548
	Including	131.95	0.52	6.08	770	1135
CUDG-950	Villalpando	184.65	6.50	5.62	336	673
	Including	193.00	0.67	17.00	837	1857
CUDG-953	Villalpando	185.20	1.72	0.76	220	265
	Including	186.85	0.34	1.37	625	707
CUDG-954	Villalpando	228.40	1.73	5.30	684	1002
	Including	229.35	0.35	16.95	1515	2532
CUDG-956	Asunción	129.70	1.75	1.67	88	188
	Including Villalpando	129.70	0.54	3.02	203	384
CUDG-958	Villalpando	108.55	3.45	1.50	68	158
	Including	109.20	0.38	2.41	294	439
CUDG-960	Villalpando	195.50	3.14	10.56	508	1142
	Including	195.50	0.69	17.30	788	1826

The Villalpando vein is a large structure up to 8 m wide that has been traced on surface for more than 9 kilometres on the El Cubo mine property.  The northern half was mined over the last 160 years but the southern half has seen little exploration or development.   In the V-Asuncion mineralized zone, the Villalpando vein splays into two parallel veins, the main vein and the Asuncion hanging-wall vein.  Drill intercepts for the Villalpando vein are shown on the longitudinal section posted on the company website.

Luis Castro, Vice President of Exploration, commented, “We continue to be encouraged by the strong continuity, thickness and grades of mineralization intersected by drilling in the V-Asuncion area this year. V-Asuncion sits towards the south end of the Villalpando vein system in an area never fully explored.  Other prospective target areas on the property are scheduled for drilling over the next two years.

“The V-Asuncion area was identified as a prospective target in late 2012, discovered by surface drilling and underground development in 2013 and significantly expanded by drilling and development this year.  Grades and thicknesses are substantially better than several other producing areas. We are aggressively exploring and developing this area in order to boost mine production and fill the plant to capacity.

“Endeavour currently has four drill rigs working at El Cubo and twelve drill rigs in total working in Mexico, although the rig count will now decline as the 2014 drill programs wrap up in the fourth quarter.”

Godfrey Walton, M.Sc., P.Geo., Endeavour’s President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs in Mexico. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish.

About Endeavour – Endeavour Silver is a mid-tier silver mining company focused on growing its production, reserves and resources in Mexico. Since start-up in 2004, the Company has posted nine consecutive years of accretive growth of its silver mining operations. Endeavour’s three operating silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate our goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2014, the timing and results of exploration drill programs and expectations of increased resource/reserve estimates. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; fluctuations in the prices of commodities and their impact on reserves and resources as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, drilling results to achieve increases in resource/reserve estimates, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.